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EXHIBIT 99-5

Consent of Sproule Associates Limited and Sproule International Limited

LETTER OF CONSENT

TO:	Suncor Energy Inc. The Securities and Exchange Commission The Securities Regulatory Authorities of Each of the Provinces and Territories of Canada

Dear Sirs/Mesdames:

Re:    Suncor Energy Inc. ("Suncor")

We refer to the following reports (the "Reports") prepared by Sproule Associates Limited and Sproule International Limited:

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc. in the Newfoundland Offshore Areas dated February 22, 2019;

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., Norway Properties dated February 22, 2019; and

  •
  Evaluation of the P&NG Reserves of Suncor Energy Inc., UK Properties dated February 22, 2019,

which provide our reports on proved and probable reserves evaluations pursuant to Canadian disclosure requirements of Suncor's Canadian onshore and offshore conventional assets and international operations that were evaluated as at December 31, 2018.

We hereby consent to being named and to the use of, reference to and excerpts and information derived from the said Reports by Suncor in its:

  1.
  Annual Report on Form 40-F for the year ended December 31, 2018 (the "Form 40-F") and the incorporation by reference in the registration statements on Form S-8 (File No. 333-87604), Form S-8 (File No. 333-112234), Form S-8 (File No. 333-118648), Form S-8 (File No. 333-124415), Form S-8 (File No. 333-149532), Form S-8 (File No. 333-161021), Form S-8 (File No. 333-161029) and Form F-10 (File No. 333-225338) of Suncor, of our Reports;

  2.
  Annual Report for the year ended December 31, 2018 (the "Annual Report") to be filed with the securities regulatory authorities of each of the provinces and territories of Canada; and

  3.
  Annual Information Form dated February 28, 2019 (the "AIF"), which is incorporated by reference into the following prospectuses (collectively, the "Prospectuses"): (i) the short form base shelf prospectus of Suncor dated June 8, 2018 relating to the sale and issue of debt securities, common shares, preferred shares, subscription receipts, warrants, units, share purchase contracts and share purchase units from time to time in the aggregate amount of U.S. $3,000,000,000, and (ii) the short form base shelf prospectus of Suncor dated June 8, 2018 relating to the sale and issue of medium term notes, from time to time, in the aggregate principal amount of up to CDN $3,000,000,000.

We have read the Form 40-F, Annual Report, AIF and Prospectuses and have no reason to believe that there are any misrepresentations in the information contained therein that is derived from our Reports or that are within our knowledge as a result of the services which we performed in connection with the Reports.

Sincerely,
SPROULE ASSOCIATES LIMITED AND SPROULE INTERNATIONAL LIMITED
"Cameron P. Six"
Cameron P. Six, P.Eng. President and Chief Executive Officer

Dated: February 28, 2019
Calgary, Alberta, Canada

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  EXHIBIT 99-5
Consent of Sproule Associates Limited and Sproule International Limited
LETTER OF CONSENT